CHICAGO PROPERTIES
Combined Financial Statements
December 31, 2009 and 2008

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Combined Balance Sheets at December 31, 2009 and 2008	2

Combined Statements of Revenues, Expenses and Members’
Deficit for the Years Ended December 31, 2009, 2008 and 2007	3

Combined Statements of Cash Flows for the Years Ended
December 31, 2009, 2008 and 2007	4

Notes to Combined Financial Statements	6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Chicago Properties

In our opinion, the accompanying combined statements of revenues, expenses and members’ deficit, and cash flows for the year ended December 31, 2007 of the properties known as the Chicago Properties, present fairly, in all material respects, the results of operations of Chicago Properties and its cash flows as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Properties’ management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Chicago Properties is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ Tauber & Balser, P.C.
Atlanta, Georgia
March 24, 2008

CHICAGO PROPERTIES
COMBINED BALANCE SHEETS
DECEMBER 31, 2009 AND 2008
 (DOLLAR AMOUNTS IN THOUSANDS)

	(Not Covered By	(Not Covered By
	Auditors' Report)	Auditors' Report)
	2009	2008
ASSETS
Investments in real estate, at cost
Land	$25,308	$35,273
Buildings and improvements	137,266	177,955
Construction in progress	-	29
	162,574	213,257
Less: accumulated depreciation	(36,664)	(45,871)
Investments in real estate, net	125,910	167,386

Cash	1,395	3,371
Restricted cash	6,170	6,654
Tenant receivables, net of allowance of $4,160 and
$4,639, respectively	573	547
Deferred rent receivable	8,888	10,943
Lease commissions and loan fees, net	9,284	11,894
Lease intangibles, net	3,126	7,101
Prepaid expenses	181	554
Other assets	20	31

TOTAL ASSETS	$155,548	$208,481

LIABILITIES AND MEMBERS' DEFICIT

Mortgages and other notes payable	$198,986	$285,524
Accounts payable and accrued expenses	14,007	17,815
Below market lease intangibles, net	2,427	3,949
Tenant security deposits and advanced rental deposits	2,232	2,717
TOTAL LIABILITIES	217,651	310,005

MEMBERS' DEFICIT	(62,103)	(101,524)

TOTAL LIABILITIES AND MEMBERS' DEFICIT	$155,548	$208,481

See independent auditors’ report and accompanying notes to the financial statements.

CHICAGO PROPERTIES
COMBINED STATEMENTS OF REVENUES, EXPENSES AND MEMBERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(DOLLAR AMOUNTS IN THOUSANDS)

	(Not Covered By	(Not Covered By
	Auditors' Report)	Auditors' Report)
	2009	2008	2007

RENTAL INCOME AND FEES	$45,267	$46,000	$42,244

OPERATING EXPENSES
Interest expense	12,315	12,124	11,332
Real estate taxes	6,567	6,702	6,506
Depreciation	6,264	6,470	5,818
Amortization	3,736	3,589	3,084
Management fees	2,112	2,023	1,877
Property operating expense	18,781	19,475	17,986
	49,775	50,382	46,603

OPERATING LOSS	(4,508)	(4,382)	(4,359)

Interest income	13	39	79

Loss from continuing operations	(4,494)	(4,343)	(4,281)

DISCONTINUED OPERATIONS
Loss from discontinued operations	(2,322)	(5,727)	(6,004)
Gain on extinguishment of related party debt	11,841	-	-
Gain on disposal of properties	34,278	-	-
Gain on sale of properties	-	13,777	37,823
Income from discontinued operations	43,797	8,050	31,819

NET INCOME	39,303	3,707	27,538

MEMBERS' DEFICIT, BEGINNING OF PERIOD	(101,524)	(94,067)	(100,297)
CURRENT YEAR CONTRIBUTIONS OF CAPITAL	3,148	2,132	4,746
DISTRIBUTIONS	(3,031)	(13,296)	(26,054)

MEMBERS' DEFICIT, END OF PERIOD	$(62,103)	$(101,524)	$(94,067)

See independent auditors’ report and accompanying notes to the financial statements.

CHICAGO PROPERTIES
COMBINED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(DOLLAR AMOUNTS IN THOUSANDS)

	(Not Covered By	(Not Covered By
	Auditors' Report)	Auditors' Report)
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$39,303	$3,707	$27,538
Adjustments:
Depreciation	6,264	8,550	8,554
Amortization	4,122	5,150	5,975
Bad debt expense (recovery)	(488)	364	(637)
Gain on sales, disposals of properties and extinguishment of related party debt	(46,119)	(13,777)	(37,823)
Changes in assets and liabilities:
Tenant receivables	772	(404)	175
Deferred rent receivable	4,005	1	(233)
Lease commissions and loan fees	-	(4,776)	(7,624)
Prepaid expenses	589	34	(184)
Other assets	14	54	965
Accounts payable and accrued expenses	(7,024)	(941)	561
Tenant security deposits and advanced rental deposits	(1,141)	(117)	(1,407)
Net cash (used in) provided by operating activities	298	(2,155)	(4,140)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of investments in real estate	(9,019)	(19,221)	(37,895)
Proceeds from sale of properties	-	25,499	47,819
Increase in restricted cash	1,300	1,204	(2,367)
Net cash (used in) provided by investing activities	(7,719)	7,482	7,557
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from mortgages and notes payable	12,420	66,903	94,465
Principal payments on mortgages payable	(2,977)	(60,247)	(75,144)
Payment of loan fees	(2,762)	(738)	(1)
Contributions from members	-	2,132	4,746
Distributions to members	(1,237)	(13,296)	(26,054)
Net cash (used in) provided by financing activities	5,445	(5,246)	(1,988)
NET DECREASE IN CASH	(1,976)	81	1,429
CASH, BEGINNING OF PERIOD	3,371	3,290	1,861
CASH, END OF PERIOD	$1,395	$3,371	$3,290
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest- continuing and discontinued operations	$14,899	$18,395	$19,342

See independent auditors’ report and accompanying notes to the financial statements.

CHICAGO PROPERTIES
COMBINED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(DOLLAR AMOUNTS IN THOUSANDS)

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

The Properties disposed of eight properties during 2009, as discussed in Note G, resulting in the following noncash transaction (unaudited):

Foreclosures during 2009:
Net carrying value of investments in real estate disposed of	$(43,509)
Assets and liabilities transferred, other than cash	(10,634)
Mortgages and notes payable disposed of	95,981
Distributions of excess basis in investments– result of foreclosure	952

Properties relinquished by Trust during 2009:
Contributions of excess basis in investments	$(3,148)
Distributions of excess basis in investments	842

See independent auditors’ report and accompanying notes to the financial statements.

CHICAGO PROPERTIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A - ORGANIZATION AND BASIS OF PRESENTATION

The accompanying financial statements include the results of operations of 21 properties for the year ended December 31, 2009, 23 properties for the year ended December 31, 2008 and 24 properties for the year ended December 31, 2007.  During 2009, no properties were acquired, three properties were removed from the portfolio and five properties were foreclosed by their primary lenders.  During 2008 one property was acquired and two properties were sold.  The 13 properties owned as of December 31, 2009 contain approximately 2,206,000 square feet, substantially all of which are located in the Chicago metropolitan and suburban area (the “Chicago Properties”).  The individual entities are combined on the basis of common ownership and management.  All intercompany balances and transactions have been eliminated.  The carrying values of the assets are at historical cost net of accumulated depreciation and amortization.

On April 19, 2005, FT-MARC Loan LLC, a wholly-owned subsidiary of Winthrop Realty Trust (the “Trust”), made convertible mezzanine loans (the "Loans") to 22 borrowers in the aggregate amount of $69,326,000 ($39,347,000 balance outstanding at December 31, 2009).  Each of the borrowers is owned primarily by the principals of Marc Realty, a Chicago-based real estate company.  Each of the Loans is collateralized by the applicable borrower's ownership interest in a limited liability company, which we refer to as a Property Owner, which in turn owns an office building/complex.   One of the Loans is further collateralized by a second mortgage directly on the Property. Prior to July 1, 2009, each of the Loans bore interest at 7.65%, matured on April 18, 2012 and required monthly payments of interest only.  The amount advanced under each of the Loans together with the equity investment, as described below, was equal to 49% of the difference between the agreed upon value of the property and the existing debt encumbering the property.

During July 2009, the Trust restructured its investment with Marc Realty pertaining to fifteen of the properties.  The Trust increased its ownership in nine properties, decreased its ownership in three properties and transferred its interest in the remaining three properties to Marc Realty.  The transfer of interest in the three properties was effective May 1, 2009.  In exchange, Marc Realty gave up its deferred return due them on the twelve properties that the Trust remained invested in.  The interest rate on the Trust’s loans and the preferred return due to Marc Realty on its equity were both increased from 7.65% to 9% effective July 1, 2009 and the maturity date of the loans was extended to April 17, 2016.  In addition, it was agreed that the interest due the Trust on its loans would only be paid if there was sufficient cash flow to pay both the interest due the Trust and the preferred return due to Marc Realty.  If there is not sufficient cash flow, then the return payable to both parties will be deferred.

On February 21, 2006, the Trust made a loan in the amount of $1,484,000 with respect to an additional property located at 900 Ridgebrook, North Brooke, Illinois on the same terms as the Loans except that the amount advanced under the Loans together with the equity investment, as described below, was equal to 60% of the difference between the agreed upon value of the property and the existing debt encumbering the property.

CHICAGO PROPERTIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A - ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

On December 28, 2006, the Trust made a loan in the amount of $351,000 with respect to an additional property located at 2860 River Road, Des Plaines, Illinois. The amount advanced under the loan together with the equity investment, as described below, was equal to 60% of the difference between the agreed upon value of the property and the existing debt encumbering the property.  During 2009, as a result of the restructuring agreement with the Trust, the Loan was forgiven, this property was relinquished and the equity interest was eliminated by the Trust.

On June 20, 2007, the Trust made a loan in the amount of $17,669,000 with respect to an additional property located at 180 North Michigan Avenue, Chicago, Illinois. The loan was secured by a first mortgage on the property, bore interest at 7.32%, required monthly payments of interest only and matured on June 20, 2008.  On March 27, 2008, the property securing this loan was refinanced and the loan from the Trust was repaid in full.  On April 14, 2008, the Trust made a new loan in the amount of $3,825,000 with respect to this property.  The amount advanced under the loan, together with the equity investment, as described below, was equal to 70% of the difference between the agreed upon value of the property and the existing mortgage debt encumbering the property.  The loan bears interest at 8.50%, matures on April 18, 2012, and requires monthly payments of interest only.

On July 7, 2008, the Trust made a loan in the amount of $1,023,750 with respect to an additional property located at 180 North Wacker Dr., Chicago, Illinois. The amount advanced under the loan together with the equity investment, as described below, was equal to 42% of the difference between the agreed upon value of the property and the existing debt encumbering the property.  During 2009, as a result of the restructuring agreement with the Trust, the Loan was forgiven, this property was relinquished and the equity interest was eliminated by the Trust.

As part of the above transactions, the Trust acquired an equity interest in each of the borrowers in the form of Class B equity.  The original owners maintained a Class A interest in the properties which receive the net income or loss from the properties after the mezzanine and tenant improvement loans have been serviced. The Class B equity interest entitles the Trust to participate in capital proceeds derived from the sale or refinancing of the applicable property to the extent such proceeds generate amounts sufficient to fully satisfy all of the debt encumbering the property, including the Trust’s loan and a return to the borrower of its deemed equity plus a 7.65% or 8.50% return thereon as applicable. The agreement between the Trust and Marc Realty related to the Chicago Properties will terminate April 19, 2025.

In addition, in connection with the original Marc Realty transaction, the Trust and Marc Realty each committed to provide up to $7,350,000 in additional financing to cover the costs of tenant improvements and capital expenditures at the Chicago Properties.  During 2007, advances in excess of the $7,350,000 commitments were required.  During 2009, Marc Realty and the Trust committed to advance an additional $16,000,000 in total to be made equally by both parties and to revise the interest rates and maturities of the previously outstanding amounts for all but one Property Owner.  At December 31, 2009 and 2008, together, the Trust and Marc Realty had advanced a total of approximately $38,265,000 and $33,797,000, respectively.  Through June 30, 2009, the advances bore interest of 8.5% per annum and matured seven years from the date of the advance (except for the Property Owner for which no revision was made which remains at 8.5% interest per annum and matures April 13, 2015) and are secured by subordinate loans on the applicable properties.  The Trust and Marc Realty modified the agreements effective July 1, 2009 such that the advances now bear interest of 10% and mature on April 17, 2016.

CHICAGO PROPERTIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A - ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

During 2007, the Trust elected to redeem its Class B interest in two properties.  On February 13, 2007, the Trust redeemed its interest in one property for $4,919,000 and the property was subsequently sold on February 14, 2007 for $34,000,000.  On September 10, 2007, the Trust redeemed its interest in one property for $1,614,000 and the property was subsequently sold on September 11, 2007 for $22,650,000.

During 2008 two additional properties were sold.  The property located at 600 West Jackson was sold for $14,500,000 under an installment agreement initiated January 2, 2008 and the sale was consummated June 12, 2008.  On March 20, 2008 the property located at 999 East Touhy Avenue, Des Plaines, Illinois was sold for $11,600,000.

As part of the July 1, 2009 restructuring of the agreement between Marc Realty & the Trust, the Trust’s interest in three of the properties, 183 Euclid Center, 180 North Wacker and 2860 River Road, was transferred to Marc Realty and all related debt between Marc Realty & the Trust was forgiven. See Note G for further discussion.

During 2009, five properties were foreclosed by their primary lenders.  The buildings and related improvements were returned to the lenders and the outstanding balances due to the Trust were forgiven during 2009.

The results of discontinued operations related to properties which were disposed of by transfer to Marc Realty or foreclosure by the primary lender have been aggregated and presented separately in the combined statements of revenues, expenses and members’ deficit as of December 31, 2009, 2008, and 2007, respectively.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards Codification:

The Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) became the sole authoritative source of generally accepted accounting principles in the United States for periods ending after September 15, 2009.  The FASB ASC incorporates all authoritative accounting literature previously issued by a standard setter.  Adoption of the FASB ASC had no effect on the Properties’ financial position, results from operations, members’ deficit or cash flows.

Investments in Real Estate

Real estate assets are stated at cost less accumulated depreciation or amortization.  Expenditures for repairs and maintenance are expensed as incurred.  Significant renovations that extend the useful life of the properties are capitalized.  Depreciation for financial reporting purposes is computed using the straight-line method.  Buildings and building improvements are depreciated over their estimated useful lives of 5 to 39 years based on the property’s age, overall physical condition, type of construction materials and intended use.  Tenant improvements, which amounted to $36,299,000 and $44,018,000 at December 31, 2009 and 2008, respectively, are depreciated over the term of the tenant’s lease.

CHICAGO PROPERTIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash

Cash balances are maintained with financial institutions and may exceed the applicable limits for FDIC depository insurance.  Restricted cash consists of real estate tax reserves, various deposits and construction reserves.

Tenant Receivables

Tenant receivables are stated at the amount that management expects to collect.  Management evaluates accounts receivable for each property to provide an allowance for uncollectible amounts at the time payment becomes unlikely.  The estimate is based on the history of tenant payment experience, tenant creditworthiness and a review of current economic developments.

Lease commissions and loan fees

Lease commissions and loan fees are capitalized and amortized on the straight line method over the duration of the underlying lease or loan.  Loan fee amortization expense under the straight line method is not materially different than the expense that would be recognized using the interest method. Amortization expense related to lease commissions and loan fees was $3,092,000, $3,141,000 and $3,284,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Revenue Recognition

The Trust accounts for its leases with tenants as operating leases with rental revenue recognized on a straight-line basis from the later of the date of the commencement of the lease or the date of acquisition of the property subject to existing leases, which averages minimum rents over the terms of the leases.  The cumulative difference between lease revenue recognized under this method and contractual lease payment terms is recorded as deferred rent receivable on the accompanying balance sheets.  Accordingly, deferred rent receivables are recorded from tenants for the amount that is expected to be collected over the lease term rather than currently.  When a property is acquired, the term of existing leases is considered to commence as of the acquisition date.

Property Operating Expense

Property operating expense consists of direct expenses of the underlying properties which include utilities, insurance, repairs and maintenance, security and safety, cleaning, bad debt expense, and other expenses.

Income Taxes

No provision for income taxes is reflected in the accompanying financial statements since income taxes are assessed at the individual member level.

CHICAGO PROPERTIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

The carrying amounts for cash, restricted cash, tenant receivables, accounts payable and accrued expenses approximate fair value as they are short-term in nature.  The fair value of mortgages and other notes payable at 2009 and 2008 could not be determined.

Management’s Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

NOTE C – LEASE INTANGIBLES

The fair value of the tangible assets of an acquired property is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land, building and improvements and fixtures and equipment based on management's determination of the relative fair values of these assets.  Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods, current market conditions and costs to execute similar leases.  In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand.  Management also estimates costs to execute similar leases including leasing commissions.

In allocating the fair value of the identified intangible assets and liabilities of an acquired property, above-market, below-market and in-place lease values are recorded based on the difference between the current in-place lease rent and a management estimate of current market rents.  Above-market lease intangibles are recorded as assets and below-market lease intangibles are recorded as liabilities and both are amortized into rental revenue over the non-cancelable periods of the respective leases.  In-place lease values are recorded as part of intangible assets and charged to amortization expense over the non-cancelable portion of the respective leases.  Any capitalized lease incentives are also included as a lease intangible on the balance sheet and are amortized to rental revenue over the non-cancelable portion of the respective leases.

The gross amount allocated to the acquired in-place leases was $11,395,000 and $17,331,000 as of December 31, 2009 and 2008, respectively.  The accumulated amortization as of December 31, 2009 and 2008 was $9,177,000 and $11,972,000.  The gross amount allocated to the above-market leases was $952,000 and $1,555,000 as of December 31, 2009 and 2008, respectively.  The accumulated amortization as of December 31, 2009 and 2008 was $831,000 and $1,393,000, respectively.  The gross amount allocated to lease incentives was $952,000 and $1,863,000 as of December 31, 2009 and 2008, respectively.  Accumulated amortization on the lease incentives was $165,000 and $283,000, as of December 31, 2009 and 2008, respectively.

CHICAGO PROPERTIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE C – LEASE INTANGIBLES (CONTINUED)

The estimated future amortization of lease intangible assets by year is as follows (dollar amounts in thousands):

	Amortization	Revenue	Total

2010	$839	$21	$860
2011	677	20	697
2012	426	20	446
2013	267	17	284
2014	226	17	243
Thereafter	575	21	596
Total	$3,010	$116	$3,126

The gross amount allocated to the below-market leases was $6,620,000 and $8,312,000 as of December 31, 2009 and 2008, respectively.  The accumulated amortization as of December 31, 2009 and 2008 was $4,193,000 and $4,363,000, respectively.

The estimated future amortization of lease intangible liabilities by year is as follows (dollar amounts in thousands):

2010	$750
2011	589
2012	354
2013	224
2014	190
Thereafter	320
Total	$2,427

NOTE D – RENTAL REVENUES

Rental revenues are obtained from tenant operating leases. The leases mature on various dates from January 30, 2010 to June 30, 2036.  Future minimum base rental payments during the non-cancellable terms of all tenant operating leases as of December 31, 2009 are as follows (dollar amounts in thousands):

2010	$36,690
2011	31,264
2012	26,214
2013	21,284
2014	17,685
Thereafter	72,071
Total	$205,208

CHICAGO PROPERTIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE E – MORTGAGES & OTHER NOTES PAYABLE

Mortgages and other notes payable consisted of the following (dollar amounts in thousands):

	December 31, 2009	December 31, 2008

Mortgage notes payable, stated interest rates ranging from 4.55% to 6.87%, various maturities from April 20, 2010 through December 17, 2017, secured by land and buildings	$113,486	$190,717

FT-Marc Loans, bearing interest at 8.50% and 9.00%, monthly interest only payments, maturing on April 13, 2015 and April 17, 2016, secured by borrower’s interest in the LLC	47,235	57,010

Wraparound mortgages with NW Loan, LLC, an affiliate of Marc Realty, variable interest rate with a floor of 5.5% and a ceiling of 6.5%, maturing monthly interest only payments, secured by the land and buildings, April 30, 2009	-	4,000

Tenant improvement and capital expenditure loans from FT-Marc Loan, bearing interest at 8.50% and 10%, monthly interest only payments, maturing April 13, 2015 and May 1, 2016	38,265	33,797

Total	$198,986	$285,524

Required principal payments for the next five years and in total thereafter are as follows (dollar amounts in thousands):

2010	$26,080
2011	50,370
2012	11,446
2013	10,870
2014	12,487
Thereafter	87,733
Total	$198,986

NOTE F - RELATED PARTY TRANSACTIONS

The Properties are managed by Marc Realty.  The management fee is equal to 5% of rental revenue, expense recoveries and other miscellaneous charges paid by tenants.  Total fees incurred for continuing operations and properties with discontinued operations were $2,570,000 for 2009, $2,839,000 for 2008, and $3,042,000 for 2007.

CHICAGO PROPERTIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE F - RELATED PARTY TRANSACTIONS (CONTINUED)

Marc Realty also receives a fee for construction management services of 8% for the first $250,000 of construction costs incurred during the applicable Chicago Properties owner’s fiscal year, 7% for the next $750,000 of costs and 6% for costs over $1,000,000.  These fees are capitalized and amortized over the lives of the applicable projects.  Construction management fees were $665,000 for 2009, $896,000 for 2008 and $1,268,000 for 2007.

Marc Realty was reimbursed for all reasonable expenses incurred in carrying out the Chicago Properties’ operating activities under the terms of the management agreement.  The Chicago Properties paid reimbursements for payroll and overhead expenses of approximately $2,792,000 for 2009, $3,229,000 for 2008 and $3,117,000 for 2007.

Marc Realty also receives lease commissions for new leases signed and tenant lease renewals.  The commissions are based on the square footage rented for office leases and on a percentage of the average annual rent for retail leases.  These amounts are capitalized and were included in lease commissions and loan fees at December 31, 2009 and 2008.  Marc Realty receives lease administration fees of up to $1,500 per renewal of a lease and $5,000 per new lease to cover its internal legal expenses.  Lease administration fees were $798,000 for 2009, $1,113,000 for 2008 and $1,352,000 for 2007.

The Chicago Properties owed Marc Realty approximately $0 and $1,217,000 at December 31, 2009 and 2008, respectively, for expenses paid by Marc Realty on their behalf.  This amount is included in accounts payable.

During 2009, as part of the restructuring, it was determined that a fee would be paid to the Property Owners in return for guaranteeing the mortgage debt of certain of the properties.  As a result $675,000 of expense and $661,000 of accounts payable to related parties were reflected in these financial statements for the year ended December 31, 2009.

NOTE G – GAIN ON SALE OR DISPOSAL OF PROPERTIES

The land, buildings and associated improvements for five properties were foreclosed on by their primary lenders during 2009.  A gain on forgiveness of debt of $11,841,000 was recorded during 2009 for the entire amount of the outstanding balances due to the Trust and to Marc Realty at the date of the foreclosure as no amounts are recoverable by either the Trust or Marc Realty.  A gain on disposal of assets of $34,278,000 was also recorded for the amount in excess of the mortgage debt extinguished over the assets relinquished in the transaction.

Also during 2009, the Trust relinquished its ownership in three properties as a provision of the restructuring of the Loan agreements executed during 2009 resulting in a net contribution of equity in the amount of $2,306,000.

CHICAGO PROPERTIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE G – GAIN ON SALE OR DISPOSAL OF PROPERTIES (CONTINUED)

The land, buildings and associated improvements were sold for two properties in 2008 and for two properties in 2007.  There were no sales during 2009. A gain was recorded as follows (dollar amounts in thousands):

	2008	2007

Sales price of land, buildings and associated improvements	$26,100	$56,650
Closing costs, credits and prorations associated with sales	(601)	(8,831)
Net book value of land, building and associated improvements	(11,722)	(9,996)

Gain on sale of properties	$13,777	$37,823

NOTE H - LITIGATION

The Chicago Properties are exposed to various risks of loss related to torts, theft, damage to and destruction of assets, errors and omissions and natural disasters for which the Chicago Properties carry commercial insurance. The Chicago Properties are a party to certain legal proceedings arising in the ordinary course of its business. Marc Realty, after consulting with legal counsel, currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on the Chicago Properties’ financial position or results of operations.

NOTE I – SUBSEQUENT EVENT

The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.